Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

•	Revenue was $521.6 million in 3Q14, an increase of 2.0% quarter over quarter.

•	Gross margin was 25.9% in 3Q14, compared to 28.0% in 2Q14 and 21.0% in 3Q13.

•	Profit for the period attributable to SMIC was $47.5 million in 3Q14, compared to $56.8 million in 2Q14 and $42.5 million in 3Q13.

Set out below is a copy of the full text of the press release by the Company on November 5, 2014, in relation to its unaudited results for the three months ended September 30, 2014.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China –November 5, 2014. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2014.

Fourth Quarter 2014 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to decrease by 5% to 9% quarter over quarter.

•	Gross margin is expected to range from 19.5% to 22.5%.

•	Non-GAAP operating expenses excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters are expected to range from $99 million to $103 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “SMIC had a good quarter in Q3; we achieved our tenth consecutive profitable quarter. When excluding Wuhan Xinxin, we reached another record high revenue and grew 2.0% quarter over quarter and 3.6% year over year. Profit for the period attributable to SMIC was $47.5 million.

In terms of expansion, we plan to expand our Tianjin fab’s production capacity to 42,000 8-inch wafers per month and Shenzhen is on track to reach 10,000 wafers per month installed capacity by year-end. We target to expand the Shenzhen fab capacity to 20,000 wafers per month capacity by the end of 2015. Meanwhile, the Beijing JV project is estimated to have 1,000 12-inch wafers per month installed capacity by year-end and 10,000 by the end of 2015. We target to reach 6,000 12-inch wafers per month 28nm capability by the end of 2014 in our Shanghai facility.

The strong IC demand in China is continuing to drive our growth. Revenue from China has continued to be over 40% of our total revenue in the past 5 quarters and accounts for more than 42% of our total revenue in Q3 2014. As the largest and most advanced foundry in China, we are looking forward to accelerated industry growth and, as we focus our direction and technology to capture market opportunities serving the demand of the China market; we believe the opportunities for continued growth will be plentiful.”

Conference Call / Webcast Announcement

Date: November 6, 2014
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	+86 400-120-3170	(Pass code: SMIC)
Hong Kong	+852 3051-2792	(Pass code: SMIC)
Taiwan	+886 2-7743-8419	(Pass code: SMIC)
United States, New York	+1 845-507-1610	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://www.media-server.com/m/p/973q4rzt.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing with a joint-venture 300mm fab that is currently under construction; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2014 Guidance” and the statements regarding our production capacity plans, industry growth and our opportunities for continued growth through focusing our direction and technology into specific markets are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation, intensive intellectual property lawsuits in semiconductor industry and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 14, 2014, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin”), which SMIC began gradually phasing out in 3Q13. There were no wafer shipments from Wuhan Xinxin from 1Q14 onwards. This earnings release includes non-GAAP revenue and non-GAAP operating expenses, which consists of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes fourth quarter 2014 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Company’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Company’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of Third Quarter 2014 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q14	2Q14	QoQ	3Q13	YoY
Revenue	521,646	511,344	2.0%	534,256	-2.4%
Cost of sales	(386,704)	(368,291)	5.0%	(422,274)	-8.4%

Gross profit	134,942	143,053	-5.7%	111,982	20.5%
Operating expenses	(94,122)	(84,861)	10.9%	(63,447)	48.3%

Profit from operations	40,820	58,192	-29.9%	48,535	-15.9%
Other income (expense), net	7,840	(1,105)	—	(4,681)	—

Profit before tax	48,660	57,087	-14.8%	43,854	11.0%
Income tax benefit (expense)	18	93	-80.6%	(914)	—

Profit for the period	48,678	57,180	-14.9%	42,940	13.4%
Other comprehensive income:
Exchange differences on translating foreign operations	1,320	(858)	—	77	1614.3%

Total comprehensive income for the period	49,998	56,322	-11.2%	43,017	16.2%

Profit for the period attributable to:
Attributable to SMIC	47,520	56,801	-16.3%	42,491	11.8%
Non-controlling interests	1,158	379	205.5%	449	157.9%

Profit for the period	48,678	57,180	-14.9%	42,940	13.4%
Gross margin	25.9%	28.0%	—	21.0%	—
Earnings per ordinary share(1) Basic	0.00	0.00		0.00
Diluted	0.00	0.00		0.00
Earnings per ADS(2) Basic	0.07	0.09		0.07
Diluted	0.07	0.08		0.07
Wafers shipped (in 8” equivalent wafers)	668,811	648,764	3.1%	653,090	2.4%
Capacity utilization(3)	91.9%	94.6%	—	88.2%	—

Note:

(1)	Based on weighted average ordinary shares of 34,846 million (basic) and 38,904 million (diluted) in 3Q14, 32,766 million (basic) and 35,291 million (diluted) in 2Q14, and 32,084 million (basic) and 32,355 million (diluted) in 3Q13.

(2)	Each ADS represents 50 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

•	Revenue increased 2.0% QoQ from $511.3 million in 2Q14 to $521.6 million in 3Q14 mainly because of an increase in wafer shipments in 3Q14. Revenue decreased 2.4% YoY from $534.3 million in 3Q13 mainly because there were no wafer shipments from Wuhan Xinxin since 1Q14.

•	Non-GAAP revenue excluding wafer shipments from Wuhan Xinxin was a record high of $521.6 million in 3Q14, an increase of 3.6% YoY compared to $503.7 million in 3Q13.

•	Cost of sales increased to $386.7 million in 3Q14, up 5.0% QoQ from $368.3 million in 2Q14.

•	Gross profit was $134.9 million in 3Q14, a decrease of 5.7% QoQ from $143.1 million in 2Q14.

•	Gross margin was 25.9% in 3Q14, down from 28.0% in 2Q14, primarily due to a decrease in fab utilization.

•	Operating expenses increased to $94.1 million in 3Q14, an increase of 10.9% QoQ from $84.9 million in 2Q14, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

Analysis of Revenue

Revenue Analysis
By Application	3Q14	2Q14	3Q13
Computer	2.3%	2.8%	1.8%
Communications	44.6%	41.4%	44.4%
Consumer	44.3%	48.0%	43.9%
Others	8.8%	7.8%	9.9%
By Service Type	3Q14	2Q14	3Q13

Wafers	94.6%	95.4%	93.8%
Mask making, testing, others	5.4%	4.6%	6.2%
By Customer Type	3Q14	2Q14	3Q13

Fabless semiconductor companies	86.8%	85.2%	87.7%
Integrated device manufacturers (IDM)	3.3%	3.0%	5.5%
System companies and others	9.9%	11.8%	6.8%
By Geography	3Q14	2Q14	3Q13

North America	43.7%	42.0%	46.0%
China(1)	42.2%	44.4%	42.1%
Eurasia(2)	14.1%	13.6%	11.9%
Wafer Revenue Analysis

By Technology	3Q14	2Q14	3Q13

40/45 nm	10.4%	13.2%	15.7%
55/65 nm	24.3%	26.3%	27.1%
90 nm	3.5%	3.4%	4.7%
0.13 µm	11.5%	12.1%	10.1%
0.15/0.18 µm	45.7%	40.2%	38.4%
0.25/0.35 µm	4.6%	4.8%	4.0%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China

Capacity*

Fab / (Wafer Size)	3Q14	2Q14
Shanghai Mega Fab (8”)	96,000	96,000
Shanghai 12-inch Fab (12”)	31,500	31,500
Beijing Mega Fab (12”)	81,000	81,000
Tianjin Fab (8”)	39,000	39,000
Total monthly wafer fabrication capacity	247,500	247,500

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Monthly capacity was 247,500 8-inch equivalent wafers in 3Q14, which was the same as 2Q14.

Shipment and Utilization

8” equivalent wafers	3Q14	2Q14	QoQ	3Q13	YoY
Wafer shipments	668,811	648,764	3.1%	653,090	2.4%
Utilization rate(1)	91.9%	94.6%	—	88.2%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q14	2Q14	QoQ	3Q13	YoY
Cost of sales	386,704	368,291	5.0%	422,274	-8.4%
Depreciation	108,623	106,236	2.2%	126,433	-14.1%
Other manufacturing costs	277,278	260,365	6.5%	294,374	-5.8%
Share-based compensation	803	1,690	-52.5%	1,467	-45.3%
Gross profit	134,942	143,053	-5.7%	111,982	20.5%
Gross margin	25.9%	28.0%	—	21.0%	—

•	Cost of sales was $386.7 million in 3Q14, up 5.0% QoQ from $368.3 million in 2Q14.

•	Gross profit was $134.9 million in 3Q14, a decrease of 5.7% QoQ from $143.1 million in 2Q14.

•	Gross margin was 25.9% in 3Q14, down from 28.0% in 2Q14, mainly due to a decrease in fab utilization.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	3Q14	2Q14	QoQ	3Q13	YoY
Operating expenses	94,122	84,861	10.9%	63,447	48.3%
Research and development	54,887	45,080	21.8%	37,564	46.1%
General and administrative	34,668	35,528	-2.4%	24,718	40.3%
Selling and marketing	10,090	9,018	11.9%	9,324	8.2%
Other operating income	(5,523)	(4,765)	15.9%	(8,159)	-32.3%

•	R&D expenses increased to $54.9 million in 3Q14, compared to $45.1 million in 2Q14. The increase was primarily due to 1) an increase of R&D activities in 3Q14 and 2) a decrease in the funding of R&D contracts from the government, which was $5.8 million in 3Q14, compared to $7.6 million in 2Q14.

Other Income (expense), Net

Amounts in US$ thousands	3Q14	2Q14	QoQ	3Q13	YoY
Other income (expense), net	7,840	(1,105)	—	(4,681)	—
Interest income	2,968	3,021	-1.8%	1,394	112.9%
Finance costs	(2,539)	(8,231)	-69.2%	(8,673)	-70.7%
Foreign exchange gains or losses	6,838	(1,860)	—	2,404	184.4%
Other gains or losses, net	264	5,399	-95.1%	(357)	—
Share of profits of associates	309	566	-45.4%	551	-43.9%

•	Finance costs decreased to $2.5 million in 3Q14, down 69.2% QoQ from $8.2 million in 2Q14, mainly because there was a government funding recognized as reduction of interest expense in 3Q14.

•	The change in foreign exchange gains or losses was mainly due to an appreciation of RMB against USD in 3Q14.

•	The change in other gains or losses, net was mainly due to lower revenue from our schools as a result of summer vacation in 3Q14.

Depreciation and Amortization

Amounts in US$ thousands	3Q14	2Q14	QoQ	3Q13	YoY
Depreciation and amortization	138,889	138,463	0.3%	136,725	1.6%

Liquidity

Amounts in US$ thousands	3Q14	2Q14
Cash and cash equivalent	362,239	573,332
Restricted cash	159,118	181,573
Other financial assets	336,793	358,417
Trade and other receivables	490,910	458,765
Prepayment and prepaid operating expenses	43,736	42,261
Inventories	315,364	319,089
Assets classified as held-for-sale	578	1,543
Total current assets	1,708,738	1,934,980
Current tax liabilities	157	246
Accrued liabilities	117,956	132,273
Deferred government funding	53,563	31,484
Borrowings	376,978	365,269
Trade and other payables	531,334	474,268
Total current liabilities	1,079,988	1,003,540
Cash Ratio(1)	0.3x	0.6x
Quick Ratio(2)	1.3x	1.6x
Current Ratio(3)	1.6x	1.9x

Note:

(1)	Cash and cash equivalent divided by total current liabilities.

(2)	Current assets excluding inventories divided by total current liabilities

(3)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	3Q14	2Q14
Cash and cash equivalent	362,239	573,332
Restricted cash	159,118	181,573
Other financial assets	336,793	358,417
Short-term borrowings	376,978	365,269
Long-term borrowings	217,000	430,520
Convertible bonds	355,362	352,317
Total debt	949,340	1,148,106
Equity	2,944,770	2,889,045
Total debt to equity ratio(1)	32.2%	39.7%

Note:

(1)	Total debt divided by equity, total debt including short-term and long-term borrowings and convertible bonds.

Cash and cash equivalent decreased to $362.2 million in 3Q14 from $573.3 million in 2Q14 primarily because of a repayment of long-term borrowings in 3Q14. Subsequent to 3Q14, we issued 4.125% bonds due 2019 in the aggregate principal amount of US$500,000,000.

Cash Flow

Amounts in US$ thousands	3Q14	2Q14
Net cash from operating activities	134,210	118,635
Net cash used in investing activities	(144,006)	(339,761)
Net cash (used in) from financing activities	(202,312)	357,214
Effect of exchange rate changes	1,015	(331)
Net change in cash and cash equivalent	(211,093)	135,757

Capex Summary

■ Capital expenditures for 3Q14 were $281.7 million.
■ As of the end of 3Q14, the planned 2014 capital expenditures for foundry operations are down from approximately $1.1 billion to approximately $1.0 billion, of which about $430 million instead of the previously estimated $570 million is for Semiconductor Manufacturing North
China (Beijing) Corporation (“SMNC”), the Company’s majority owned subsidiary in Beijing, which is 55% funded by the Company and 45% funded by other shareholders of the entity. The decrease in capital expenditures is mainly because of some delay in the equipment move-in schedule for SMNC.

■ The planned 2014 capital expenditures for foundry operations are mainly for 1) SMNC, 2) the acquisition of used equipment for the Company’s
Shenzhen 8-inch fab, 3) the product-mix change including conversion from
40/45nm to 28nm in the Company’s Shanghai 12-inch fab, 4) the expansion of capacity in the Company’s Tianjin 8-inch fab and Shanghai 8-inch mega fab, and
5) research and development equipment, mask shops and intellectual property acquisition.

■ The planned 2014 capital expenditures for non-foundry
operations, mainly for the construction of living quarters, are down from approximately $110 million to approximately $50 million. The Company plans to rent out or sell these living quarter units to employees in the future.

Recent Highlights and Announcements

• SMIC and ASML sign a Volume Purchase Agreement worth 450 million Euros (2014-10-27)
• SMIC and Maxscend Collaborate on 55nm RF IP Platform (2014-10-23)
• Notification of Board Meeting (2014-10-21)
• Circulars — Notification Letter and Request Form to Non-registered Shareholders (2014-10-17)
• Circulars — Notification Letter to Registered Shareholders (2014-10-17)
• Closure of Register of Members (2014-10-17)
• Notice of Extraordinary General Meeting (2014-10-17)
• Proxy Forms — Form of Proxy for Use at the Extraordinary General Meeting to be Held on 5 November 2014 (2014-10-17)
• Circulars — Non-exempt Connected Transactions (1) Pre-emptive Subscriptions by Datang and
Country Hill (2) Proposed Pre-emptive Specific Mandates (3) Datang Supplemental Agreement (4)
Notice of Extraordinary General Meeting (2014-10-17)

• Overseas Regulatory Announcement (2014-10-08)
• Completion of the Issue of US$500 Million 4.125% Bonds Due 2019 (2014-10-07)
• SMIC Gives 2014 “Best IP Partner Award” of the Year (2014-09-29)
• Proposed Issue of US$500 Million 4.125% Bonds Due 2019 (2014-09-26)
• 2014 SMIC Technology Symposium Will Kick Off in Shanghai (2014-09-18)
• Proposed Issue of Bonds (2014-09-17)
• Circulars — Notification Letter and Request Form to Non-registered Holders (2014-09-10)
• Circulars — Notification Letter and Change Request Form to Registered Holders (2014-09-10)
• Circulars — Letter and Reply Form to New Registered Shareholder — Election of Means of Receipt and Language of Corporate Communication (2014-09-10)
• SMIC Introduces Independently Developed 38nm NAND Process Technology (2014-09-10)
• SMIC Selected as Constituent of Hang Seng Corporate Sustainability Index Series (2014-09-10)
• List of Directors and their Roles and Functions (2014-09-01)
• Appointment of Independent Non-executive Director (2014-09-01)
• Announcement of Unaudited interim Results for the Six Months Ended June 30, 2014 (2014-08-28)
• SMIC selected in “Mainland Enterprises Listed in Hong Kong Ranking Award” (2014-08-28)
• Non-exempt Connected Transactions Pre-emptive Subscriptions by Datang and Country Hill (2014-08-24)
• Notification of Board Meeting (2014-08-18)
• SMIC and JCET Establish a Joint Venture in Jiangyin National High-Tech Industrial Development Zone (2014-08-08)
• SMIC Reports Unaudited Results for the Three Months Ended June 30, 2014 (2014-08-06)
• HED Launches the First 55nm Smart Card Chip Based on SMIC’s 55nm LL eFlash Platform (2014-08-04)
• SMIC Revises Up Second Quarter 2014 Gross Margin Guidance (2014-07-21)
• Notification of Board Meeting (2014-07-14)
• SMIC and Qualcomm Collaborate on 28nm Wafer Production in China (2014-07-03)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	September 30, 2014	June 30, 2014
	(Unaudited)	(Unaudited)
Revenue	521,646	511,344
Cost of sales	(386,704)	(368,291)

Gross profit	134,942	143,053

Research and development expenses	(54,887)	(45,080)
General and administration expenses	(34,668)	(35,528)
Sales and marketing expenses	(10,090)	(9,018)
Other operating income	5,523	4,765
Operating expenses	(94,122)	(84,861)
Profit from operation	40,820	58,192
Other income (expense), net	7,840	(1,105)
Profit before tax	48,660	57,087
Income tax benefit	18	93

Profit for the period	48,678	57,180

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	1,320	(858)

Total comprehensive income for the period	49,998	56,322

Profit for the period attributable to:
Owners of the Company	47,520	56,801
Non-controlling interests	1,158	379

	48,678	57,180

Total comprehensive income for the period attributable to:
Owners of the Company	48,840	55,943
Non-controlling interests	1,158	379

	49,998	56,322

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.07	0.09
Diluted	0.07	0.08
Shares used in calculating basic earnings per share	34,845,676,270	32,766,242,768
Shares used in calculating diluted earnings per share	38,903,905,534	35,291,192,640

Reconciliations of Non-GAAP Financial Measures
to Comparable GAAP Measures(1)
Non-GAAP revenue	521,646	511,344
Non-GAAP operating expenses	(98,266)	(86,600)

Note:

(1)	SMIC defines non-GAAP revenue, which is a non-GAAP financial measure, as revenue in each case excluding wafer shipments from Wuhan Xinxin. Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP financial measures together with revenue and operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Company also believes it is useful supplemental information for investors and analysts to assess its operating performance without the effect of wafer shipments from Wuhan Xinxin, which were not output through its production capacity. SMIC announced in March 2013 that it had ceased to manage and operate the 300mm wafer fab in Wuhan owned by Wuhan Xinxin, and began gradually phasing out wafer shipments from Wuhan Xinxin in 3Q13. There were no wafer shipments from Wuhan Xinxin from 1Q14 onwards. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to revenue and operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of each of non-GAAP revenue and non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	September 30, 2014	June 30, 2014	September 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	521,646	511,344	534,256
Revenue from Wuhan Xinxin	-	-	(30,587)

Non-GAAP revenue	521,646	511,344	503,669

	For the three months ended
	September 30, 2014	June 30, 2014	September 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(94,122)	(84,861)	(63,447)
Employee bonus accrual	7,336	10,849	4,133
Government funding	(6,608)	(8,494)	(10,540)
Gain from the disposal of living quarters	(4,872)	(4,094)	(8,031)

Non-GAAP operating expenses	(98,266)	(86,600)	(77,885)

As of
	September 30, 2014	June 30, 2014
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	2,646,870	2,515,105
Prepaid land use right	136,000	136,623
Intangible assets	210,699	198,952
Investments in associates	31,433	30,820
Deferred tax assets	44,275	44,161
Other assets	9,918	7,228

Total non-current assets	3,079,195	2,932,889

Current assets
Inventories	315,364	319,089
Prepayment and prepaid operating expenses	43,736	42,261
Trade and other receivables	490,910	458,765
Other financial assets	336,793	358,417
Restricted cash	159,118	181,573
Cash and cash equivalent	362,239	573,332

	1,708,160	1,933,437
Assets classified as held-for-sale	578	1,543

Total current assets	1,708,738	1,934,980

TOTAL ASSETS	4,787,933	4,867,869

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 34,883,181,261 and 34,831,860,338 shares issued and outstanding at September 30, 2014 and June 30, 2014, respectively	13,953	13,933
Share premium	4,301,268	4,296,190
Reserves	88,954	87,004
Accumulated deficit	(1,569,277)	(1,616,797)

Equity attributable to owners of the Company	2,834,898	2,780,330
Non-controlling interests	109,872	108,715

Total equity	2,944,770	2,889,045

Non-current liabilities
Borrowings	217,000	430,520
Convertible bonds	355,362	352,317
Deferred tax liabilities	122	122
Deferred government funding	190,691	192,325
Total non-current liabilities	763,175	975,284

Current liabilities
Trade and other payables	531,334	474,268
Borrowings	376,978	365,269
Deferred government funding	53,563	31,484
Accrued liabilities	117,956	132,273
Current tax liabilities	157	246
Total current liabilities	1,079,988	1,003,540

Total liabilities	1,843,163	1,978,824

TOTAL EQUITY AND LIABILITIES	4,787,933	4,867,869

	For the three months ended
	September 30, 2014	June 30, 2014
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	48,678	57,180
Depreciation and amortization	138,889	138,463
Share of profits of associates	(309)	(566)
Changes in working capital and others	(53,048)	(76,442)

Net cash from operating activities	134,210	118,635

Cash flow from investing activities:
Payments for property, plant and equipment	(212,317)	(108,683)
Payments for intangible assets	(14,682)	(9,948)
Proceeds from disposal of property, plant and equipment	9,526	2,654
Changes in restricted cash relating to investing activities	54,418	(43,749)
Payments to acquire financial assets	(434,075)	(443,617)
Proceeds on sale of financial assets	455,712	263,582
Payment to acquire long-term equity investment	(2,588)	—
Net cash used in investing activities	(144,006)	(339,761)

Cash flow from financing activities:
Proceeds from borrowings	96,314	99,514
Repayment of borrowings	(302,124)	(121,382)
Proceeds from issuance of ordinary shares	—	197,604
Proceeds from issuance of convertible bonds	—	181,230
Proceeds from exercise of employee stock options	3,498	248
Net cash (used in) from financing activities	(202,312)	357,214

Effects of exchange rate changes on the balance of cash held in foreign currencies	1,015	(331)

Net (decrease) increase in cash and cash equivalent	(211,093)	135,757
Cash and cash equivalent, beginning of period	573,332	437,575
Cash and cash equivalent, end of period	362,239	573,332

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan
Carmen I-Hua Chang

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
November 5, 2014